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August 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:	8i Acquisition 2 Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Submitted July 25, 2022
CIK No. 0001847846

Dear Ms. Nimitz:

On behalf of our client, 8i Acquisition 2 Corp., a BVI business company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 8, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Initial Filing”).

The Company has filed via EDGAR Amendment No. 2 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to EUDA Health Limited, a BVI business company (“EUDA”) or matters arising from EUDA’s participation in the preparation of the Amendment, are based on our discussions with and information received from EUDA or its counsel, Kaufman & Canoles, P.C., who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No.1 to Preliminary Proxy Statement on Schedule 14A

The Initial Shareholders who own Ordinary Shares and Private Units will not participate in liquidation distributions . . ., page 56

1.	We note your response to our prior comment 2. Please include the substance of your response in the filing itself, where appropriate.

Response: The Company has revised disclosure on pages 16 and 56 of the Amendment in response to the Staff’s comment.

Background of the Business Combination, page 83

2.	We note your revisions in response to our prior comment 6. Please disclose the participants in the “preliminary discussion[s]” you had regarding Target A and Target B before entering into non-disclosure agreements. We also note Mr. Yap’s discussions with “certain potential investors and investment bankers in the bio-tech sector in December 2021” in relation to targets A and B. Please identify the participants, the circumstances surrounding these discussions, and the specific dates of these discussion.

Response: The Company has revised disclosure on page 84 of the Amendment in response to the Staff’s comment.

3.	We note your revision in response to our prior comment 7 and reissue. Please disclose any discussions with EUDA about the potential loss of clients in the near future or other events that may materially affect the target’s prospects or its financial projections for future performance of the business. We note that the Board considered it as a factor that might adversely affect EUDA’s business and financial projections. Please describe how the board contemplated this and the other potentially adverse factors when deciding to approve the transaction.

Response: The Company has revised disclosure on pages 86 and 95 of the Amendment in response to the Staff’s comment.

4.	We note your revisions in response to our prior comment 9. We note that Mr. Tan proposed a purchase price of $550 million on January 20, 2022, but that the preliminary analyses separately conducted by EUDA and 8i resulted in an average valuation of $835.5 million and enterprise value for $603.5 million EUDA. Please provide more detail on how 8i arrived at a purchase price of $550 million in light of these valuations.

Response: The Company has revised disclosure on pages 86 of the Amendment in response to the Staff’s comment.

5.	We note your revisions in response to our prior comment 11. Please disclose who approached whom to initiate the business combination discussions between 8i and EUDA in mid-December 2021 and the specific date of that interaction.

Response: The Company has revised disclosure on pages 84 of the Amendment in response to the Staff’s comment.

Revised financial projections as of May 30, 2022, page 90

6.	We note your revisions in response to our prior comment 12. Please briefly explain your assumptions on what “cost efficiencies” and “lower costs” will gradually lower your operating costs from 25% in 2022 to 1-2% in 2026.

Response: EUDA is aiming to improve efficiency for its operations by sharing operational cost across its different business units. While EUDA expands its service offerings, EUDA aims to manage and reduce its cost by leveraging its technology innovations, which it hopes will be able to provide real-time data and analytics giving its management insights they need to save money and gain efficiency, while improving the bottom line. The cost of sales is expected to increase gradually in tandem with the revenue growth. The Company has updated the disclosure on page 91 of the Amendment in response to the Staff’s comment.

Information About EUDA, page 122

7.

We have reviewed your revision in response to our prior comment 17. Please clarify who are the team members in your inside outside direct sales model. For example, please state in your disclosure whether they are EUDA employees or members of the public. To the extent that they are members of the public, please describe how you recruit these team members and how they are compensated. Please also explain what you mean by “nurtures and coverts the leads,” the role of your client service partners in you sales model, and how these client service partners educate a prospect on the breadth of EUDA’s capabilities. To the extent that you have entered into any material agreements with these client service partners, please disclose the terms of such agreement.

Response: The team members in the inside and outside direct sales model refer to EUDA’s employees. The sales representative’s responsibilities include generating and nurturing leads, negotiating all contracts with prospective clients, answering client’s queries, coordinating sales efforts with marketing programs, and visiting clients to evaluate needs or promote new products/services. Lead nurturing is the process of developing and reinforcing relationships with potential clients at every stage of the sales funnel. A successful lead nurturing program focuses marketing and communication efforts on listening to the needs of prospects and providing the information and answers they need to build trust; increase brand awareness and maintain a connection to develop the prospects of realizing the sale.

The client service partners play a role in expanding EUDA’s footprint locally and in the region, by establishing and developing meaningful relationships with potential and existing clients. They will identify and address EUDA’s strategic and operational issues, assisting the clients to frame and scope the support they need, bridging the gap between client demand and executing agreements that deliver the desired outcomes through the entire customer lifecycle. They are assisting the sales team in improving the service delivery velocity, maximizing the services rendered to clients. These client service partners are integral to EUDA’s client relationship management process as they are also facing the clients. EUDA aims to fill the gaps in resources and enable more consumer-centric experiences, leveraging on existing workflows, integrating with electronic medical records and other data systems on the EUDA platform. EUDA hopes to improve business performance by unlocking new market opportunities, improving organizational agility, supporting higher quality outcomes at lower costs and increasing profitability.

The Company has revised the disclosure on page 122 of the Amendment in response to the Staff’s comment.

Future Service Offerings, page 133

8.	We note your revisions in response to our prior comment 21 and reissue in part. We note your disclosure that the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers and that the Ministry of Health in Singapore will soon be introducing a Healthcare Services Act (HCSA). Please expand your disclosure to describe the regulatory regime that your products are subject to within the jurisdictions you operate in. Please include a description of the relevant regulatory authority, the rules and regulations you must comply with, and how you will comply with those obligations. To the extent that those regulations differ between each of your future service offerings, please provide the same disclosure with respect to that service offering.

Response: Currently, EUDA utilizes its software to serve as a digital platform that aggregates and matches licensed medical service providers with the end-users of this platform. In doing so, it provides users with an aggregated list of specialty care service providers who themselves are licensed under the Healthcare Services Act (HCSA). Thereafter, EUDA matches users on its platform with doctors and allied health professionals (each of them as licensed under the HCSA).

The Ministry of Health (MOH) has emphasized that the HCSA will primarily focus on licensing direct doctor-led teleconsultations, and that the licensing regime under the HCSA is aimed at independent doctors offering teleconsultations or organizations that have set up clinical and operational governance for their doctors to provide teleconsultations. Importantly, and more pertinently to EUDA’s business model, the MOH has confirmed that indirect telemedicine providers, including platforms offering software-as-a-service for teleconsultation, directory listing, payment solutions and so on, will not be licensed under the HCSA.

While there are several forms of telemedicine (TM) (i.e., tele-collaboration, tele-support), MOH adopts a risk-based regulatory approach to healthcare services and will focus on licensing direct doctor and/or dentist-led teleconsultations under the upcoming HCSA in end-2023. Licensable providers may be independent doctors/dentists offering teleconsultations themselves, or organizations which have set up clinical and operational governance for their doctors and/or dentists to provide teleconsultations.

At this time, indirect TM providers will not be licensed under the HCSA in end-2023. That is, those who do not provide direct medical care, and only offer the technology support for TM (i.e., platforms offering software-as-a-service for teleconsultation, directory listings, payment solutions).

As EUDA falls under “indirect TM provider”, there is currently no statutory requirement in Singapore that EUDA obtain a license under the HCSA for maintaining its platform. As the services EUDA aims to provide in the future are relatively new forms of services in Singapore, EUDA may be subject to any changes and introduction in the laws and regulations governing the premises-based licensing regime; thus, it may be necessary for EUDA to modify its planned operations and procedures to comply with future statutory requirements from time to time. The management team of EUDA is in close engagement with the officers of the MOH to ensure its compliance with the relevant laws enacted in Singapore.

The Company has revised the disclosure on page 133 of the Amendment in response to the Staff’s comment.

9.	We note your response to our prior comment 22 and reissue. Please disclose the substance of your response in the filing, and please expand your disclosure to include what remaining steps you must take, the expected timeline of your expansion, and the expected costs of this expansion.

Response: Based on the expected timeline of deployment, EUDA intends to gradually roll out EUDA Society by end of the year. In anticipating the rollout, EUDA has been actively engaging with various doctors and allied health professionals to join the platform. Similarly, EUDA has also been reaching out to various education and content providers to streamline and populate the platform with materials, creating engaging contents to encourage higher impression count, click rates, click-through rates and conversion rates.

The Company has revised the disclosure on page 135 of the Amendment in response to the Staff’s comment.

Medical Urgent Care, page 135

10.	We note your revisions in response to our prior comment 24. Please clarify throughout your prospectus how far along you are in researching and developing your AI systems. For example only, we note your statements on page 145 that “[t]he EUDA platform can provide intervention at every stage [of disease] . . .” and “can detect the possibility of deteriorating conditions before needing hospitalization.” To the extent that you have not yet conducted any validation tests on your AI system or applications, please clearly state as such. Please also describe the types and quantities of data you used, or will use, to train the algorithms, where you will collect this data, and provide a timeline of when you expect to commercialize these products. Further, please balance your disclosure throughout your prospectus to state, if true, that you have not yet validated your AI system or applications and that there can be no assurance that your AI systems will perform as intended or become marketable products.

Response: In the subsequent stage of AI development, EUDA plans to consolidate and analyze the data that will be gathered. Beyond the phase of data management, the collated information will be relied upon for effective machine learning. When the data is matched, algorithms will be created to aid the doctor in the decision-making process. Machine learning goes a long way to delivering a more autonomous solution, to meet the clinical needs of the business. Deep learning will be developed where machine learning will use algorithms to parse data, learn from that data and make informed decisions based on what it has learned. Validation will be required to provide the assurance that the AI system and applications can perform as intended or become marketable products.

EUDA will collect and gather patients’ data, anonymize it, a process where personal identifiers are removed from the data. The data collected includes patient data, claims data and types of care they are seeking. EUDA aims to use these data to provide analytics and insights to doctors and allied professionals, allowing them to make timely and informed decisions.

The Company has revised the disclosure throughout the Amendment.

Management’s Discussion and Analysis

Result of Operations, page 154

11.	Please refer to your response to comment 26. It does not appear you provided disclosure that includes the total number of employees that are covered by your client contracts for each period presented. Please revise to disclose the total number of employees covered by your client contracts or, if true, confirm that all employees eligible to utilize your services under the client contracts did so during each period.

Response: The Company respectfully advise the Staff that the client contracts that EUDA signed does not has a specified number of employees that are covered by EUDA’s clients. The client contracts only specified that the employees of EUDA’s clients can utilize EUDA’s medical services. EUDA would only know the number of employees that utilized EUDA’s medical services. As a result, EUDA is unable to disclose the total number of employees that are covered by the client contracts. The Company confirmed that the employees (or patients) of EUDA’s clients who are eligible to utilize EUDA’s medical services required pre-approval from EUDA’s clients prior the medical services will be performed. The Company respectfully advise the Staff that the number of total patients/employees utilized the medical services was disclosed on pages 149 and 153 for each period presented and all of them are eligible employees of EUDA’s clients.

12.	We note based on your revised table on page F-43 in response to our comment 32 that revenue for property management services - security increased and regular property management services revenue decrease. Please revise your disclosure in MD&A to explain the reasons for this changes for each period presented.

Response: The Company has revised the disclosure on pages 150 and 154 of the Amendment to explain the reasons of the changes in revenue for property management services - security and regular property management services revenue for each period presented.

Cost of Revenues, page 155

13.	Refer to your response to comment 30. Please revise your cost of revenues discussion in MD&A to clarify if the related party medical service provided was from one entity. Please also revise your Cost of revenues policy in Note 3 of the Financial Statements to clarify that medical services are also provided by your wholly owned subsidiaries in addition to being provided by related party.

Response: The Company has revised the disclosure on pages 150 and 154 of the Amendment to clarify that the related party medical service provided was from one entity. The Company has revised the disclosure on page F-44 of the Amendment to clarify that the cost of medical service revenue was provided by EUDA’s related party and other third party service providers. The Company respectfully advise the Staff that the cost of medical services provided by EUDA’s wholly-owned subsidiaries were eliminated upon consolidation and such accounting policy was disclosed on page F-39 in Note 3 of the Financial Statements under the caption “Principles of consolidation.”

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Tahra Wright at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	William Yap